SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 29 April, 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



BP p.l.c.
Group results
First quarter 2008
                                                            London 29 April 2008

                             FOR IMMEDIATE RELEASE
                             ----------------------

                                                                                                     First
                                                                    First     Fourth      First    quarter
                                                                  quarter    quarter    quarter    2008 vs
                                                                     2008       2007       2007       2007
                                                                  =========================================
$ million
Profit for the period(a)                                            7,619      4,399      4,664
Inventory holding (gains) losses, net of tax(b)                    (1,031)    (1,004)      (220)
                                                                  -----------------------------------------
Replacement cost profit(b)                                          6,588      3,395      4,444        48%
                                                                  =========================================

-   per ordinary share (pence)                                      17.63       8.75      11.76
-   per ordinary share (cents)                                      34.90      17.90      22.93        52%
-   per ADS (dollars)                                                2.09       1.07       1.38
                                                                  =========================================


- BP's first-quarter replacement cost profit was $6,588 million, compared with $4,444 million a year ago, an increase of 48%.

- Non-operating items and fair value accounting effects for the first quarter had a net $4 million unfavourable impact compared to a net $36 million favourable impact in the first quarter of 2007 - see further details on page 3. Non-operating items for the first quarter included a pre-tax charge of $307 million for restructuring, integration and rationalization costs associated with BP's forward agenda.

- Net cash provided by operating activities for the quarter was $10.9 billion compared with $8.0 billion a year ago.

- The effective tax rate on replacement cost profit(b) for the quarter was 37%; the rate was 34% a year ago.

- Net debt at the end of the quarter was $23.8 billion. The ratio of net debt to net debt plus equity was 19% compared with 20% a year ago. Net debt has been redefined as described on page 5.

- Capital expenditure, excluding acquisitions and asset exchanges, was $7.1 billion for the quarter. Total capital expenditure and acquisitions was $9.0 billion. Capital expenditure excluding acquisitions and asset exchanges, and excluding the accounting for our transaction with Husky, is expected to be around $21-22 billion for the year. Disposal proceeds were $0.3 billion for the quarter.

- The quarterly dividend, to be paid in June, is 13.525 cents per share ($0.8115 per ADS) compared with 10.325 cents per share a year ago, an increase of 31%. In sterling terms, the quarterly dividend is 6.830 pence per share, compared with 5.151 pence per share a year ago, an increase of 33%. During the quarter, the company repurchased 91 million of its own shares for cancellation at a cost of $1 billion.


(a)Profit attributable to BP shareholders.

(b)With effect from 1 January 2008, replacement cost profit excludes inventory holding gains and losses net of tax. Comparative amounts have been amended to the new basis. See page 2 for further details.

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.


        Analysis of replacement cost profit and reconciliation to profit for the period
        ----------------------------------------------------------------


                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                         ==================================
$ million
Exploration and Production                                                  10,072       7,870       6,306
Refining and Marketing                                                       1,249      (1,296)        804
Other businesses and corporate                                                (213)       (427)        (98)
Consolidation adjustment                                                      (195)       (267)         42
                                                                         ----------------------------------
RC profit before interest and tax(a)                                        10,913       5,880       7,054
                                                                         ----------------------------------

Finance costs and net finance income relating to
  pensions and other post-retirement benefits                                 (246)       (242)       (171)
Taxation on a replacement cost basis(b)                                     (3,947)     (2,138)     (2,357)
Minority interest                                                             (132)       (105)        (82)
                                                                         ----------------------------------
Replacement cost profit attributable to BP shareholders(b)                   6,588       3,395       4,444
                                                                         ==================================

Inventory holding gains (losses)                                             1,593       1,427         303
Taxation (charge) credit on inventory holding gains and losses(b)             (562)       (423)        (83)
                                                                         ----------------------------------
Profit for the period attributable to BP shareholders                        7,619       4,399       4,664
                                                                         ==================================


(a)Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure.

(b)Effective 1 January 2008, replacement cost profit excludes inventory holding gains and losses and their associated tax effect. Previously, replacement cost profit excluded inventory holding gains and losses while the tax charge remained unadjusted and included the tax effect on inventory holding gains and losses. Comparative amounts have been amended to the new basis and the impact of the change is shown in the table below. There is no impact on profit for the period.

                                                                                         Fourth       First
                                                                                        quarter     quarter
                                                                                           2007        2007
                                                                                        ====================
$ million
Replacement cost profit attributable to BP shareholders
  -as previously reported                                                                  2,972       4,361
  -tax effect on inventory holding gains and losses                                          423          83
                                                                                        --------------------
  -as amended                                                                              3,395       4,444
                                                                                        ====================



             Non-operating items and fair value accounting effects
             ------------------------------------------------------

Non-operating items(a)
                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                           ================================
$ million
Exploration and Production                                                    (376)       (654)        757
Refining and Marketing                                                         609      (1,146)       (229)
Other businesses and corporate                                                 (81)        (87)         34
                                                                           --------------------------------
                                                                               152      (1,887)        562
Taxation(b)                                                                    (56)        715        (192)
                                                                           --------------------------------
                                                                                96      (1,172)        370
                                                                           ================================

Fair value accounting effects(c)
                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
$ million                                                                     2008        2007        2007
                                                                           ================================
Exploration and Production
Unrecognized gains (losses) brought forward from
  previous period                                                              107         234         155
Unrecognized (gains) losses carried forward                                   (366)       (107)       (124)
                                                                           --------------------------------
Favourable (unfavourable) impact relative to
  management's measure of performance                                         (259)        127          31
                                                                           ================================
Refining and Marketing(d)
Unrecognized gains (losses) brought forward from
  previous period                                                              429         367          72
Unrecognized (gains) losses carried forward                                   (328)       (429)       (611)
                                                                           --------------------------------
Favourable (unfavourable) impact relative to
  management's measure of performance                                          101         (62)       (539)
                                                                           ================================
                                                                              (158)         65        (508)
Taxation(b)                                                                     58         (25)        174
                                                                           --------------------------------
                                                                              (100)         40        (334)
                                                                           ================================

Total of non-operating items and fair value accounting effects
                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                           ================================
$ million
Exploration and Production                                                    (635)       (527)        788
Refining and Marketing                                                         710      (1,208)       (768)
Other businesses and corporate                                                 (81)        (87)         34
                                                                           --------------------------------
                                                                                (6)     (1,822)         54
Taxation(b)                                                                      2         690         (18)
                                                                           --------------------------------

                                                                                (4)     (1,132)         36
                                                                           ================================


(a)An analysis of non-operating items by type is provided on page 20 and a geographical split is shown on pages 7, 9 and 10.

(b)Tax is calculated using the quarter's effective tax rate on replacement cost profit. Amounts for comparative periods have been amended to reflect a redefinition of the effective tax rate on replacement cost profit arising as a result of the exclusion of tax effects on inventory holding gains and losses as described on page 2.

(c)An explanation of fair value accounting effects is provided on page 11.

(d)Fair value accounting effects, in respect of the first quarter 2007 for the Refining and Marketing segment, have been revised from those disclosed previously. The revisions reflect changes in the basis for valuation of certain forward supply contracts to be consistent with the method used for other forward supply contracts when calculating management's internal measure of performance. The changes to comparative figures are not material in relation to management's internal measure of the Refining and Marketing segment's performance. The changes have no impact on the results reported under IFRS.



                               Per share amounts
                               -----------------
                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                       ====================================
Results for the period ($ million)
Profit(a)                                                                    7,619       4,399       4,664
Replacement cost profit                                                      6,588       3,395       4,444
                                                                       ------------------------------------

Shares in issue at period end (thousand)(b)                             18,877,537  18,922,786  19,290,540
- ADS equivalent (thousand)(b)                                           3,146,256   3,153,798   3,215,090
Average number of shares outstanding (thousand)(b)                      18,875,611  18,979,138  19,384,508
- ADS equivalent (thousand)(b)                                           3,145,935   3,163,190   3,230,751
Shares repurchased in the period (thousand)                                 90,996     121,175     237,916

Per ordinary share (cents)
Profit for the period                                                        40.36       23.15       24.06
RC profit for the period                                                     34.90       17.90       22.93

Per ADS (cents)
Profit for the period                                                       242.16      138.90      144.36
RC profit for the period                                                    209.40      107.40      137.58
                                                                       ------------------------------------


(a)Profit attributable to BP shareholders.

(b)Excludes treasury shares.


                                    Dividends
                                    ---------

Dividends Payable

BP today announced a dividend of 13.525 cents per ordinary share to be paid in June. Holders of ordinary shares will receive 6.830 pence per share and holders of American Depository Receipts (ADRs) $0.8115 per ADS. The dividend is payable on 9 June to shareholders on the register on 16 May. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 9 June.


Dividends Paid

                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                          =================================

Dividends paid per ordinary share
    cents                                                                   13.525      10.825      10.325
    pence                                                                    6.813       5.308       5.258
Dividends paid per ADS (cents)                                               81.15       64.95       61.95
                                                                          =================================


                  Net debt ratio - net debt: net debt + equity
                  ---------------------------------------------

                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                          =================================
$ million
Gross debt                                                                  29,871      31,045      23,728
Less: fair value asset (liability) of hedges related to finance debt         1,234         666         328
                                                                          ---------------------------------
                                                                            28,637      30,379      23,400
Cash and cash equivalents                                                    4,820       3,562       1,956
                                                                          ---------------------------------
Net debt                                                                    23,817      26,817      21,444
                                                                          =================================
Equity                                                                      99,704      94,652      85,749
Net debt ratio                                                                 19%         22%         20%
                                                                          =================================


Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. Amounts for comparative periods are presented on a consistent basis. See note 2(c) on page 24 for further information.


                           Exploration and Production
                           --------------------------
$ million                                                                    First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                          =================================
Profit before interest and tax(a)                                           10,054       7,950       6,317
Inventory holding (gains) losses                                                18         (80)        (11)
                                                                          ---------------------------------
Replacement cost profit before interest and tax                             10,072       7,870       6,306
                                                                          =================================

By region:
UK                                                                             923         725       1,122
Rest of Europe                                                                 276         266         727
US                                                                           3,085       2,240       1,731
Rest of World                                                                5,788       4,639       2,726
                                                                          ---------------------------------
                                                                            10,072       7,870       6,306
                                                                          =================================


(a)Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the first quarter was $10,072 million, an increase of 60% over the first quarter of 2007. This result benefited from higher oil and gas realizations and a higher contribution from the gas marketing and trading and LNG businesses. This was partly offset by higher costs, primarily reflecting the impacts of higher depreciation and sector-specific inflation. The result also included higher income from equity-accounted entities, primarily from TNK-BP due to higher prices. In addition, BP's share of income from TNK-BP benefited from the effect of lagged tax reference prices.

The result included a net non-operating charge of $376 million with the most significant items being fair value losses on embedded derivatives partly offset by the release of certain provisions. The corresponding quarter in 2007 contained a net non-operating gain of $757 million. In the first quarter, fair value accounting effects had an unfavourable impact of $259 million compared with a favourable impact of $31 million a year ago.

Reported production for the quarter was 3,913mboe/d and was flat compared with the first quarter of 2007. After adjusting for the impact of lower entitlement in our production-sharing agreements (PSAs), production was more than 5% higher than the first quarter of 2007. This primarily reflects the ramp-up of production following the start-up of major projects in 2007. As previously indicated, if oil prices remain at $100 per barrel we expect 2008 reported production to be broadly flat compared with 2007, with underlying production growth being offset by PSA entitlement impacts. We expect the quarterly phasing of underlying production during the year to reflect the normal seasonal effects associated with turnaround activity in the second and third quarters.

During the quarter, we had first production from the Mondo field within the Kizomba C development in Angola, where BP holds a 26.67% interest. Shortly after the end of the quarter, production commenced at Deep Water Gunashli on schedule; this completes the third and final phase of development of the Azeri-Chirag-Gunashli field (BP 34.1% and operator) in the Azerbaijan sector of the Caspian Sea. We had exploration success in Angola with the Portia discovery, in Egypt with the Satis discovery and in the North Sea with a discovery close to the Foinaven production facility.

On 31 March, we completed the deal with Husky Energy Inc. to create an integrated North American oil sands business by means of two separate joint ventures, one of which gives BP a 50% interest in Husky's Sunrise field in Alberta, Canada. Capital expenditure of $2,848 million in respect of this transaction is reflected in the first quarter of 2008.

Shortly after the end of the quarter, we announced the Kodiak discovery in the deepwater Gulf of Mexico and, jointly with ConocoPhillips, announced that we have combined resources to start Denali - The Alaska Gas Pipeline.


                           Exploration and Production
                           --------------------------

$ million                                                                    First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                          =================================
Non-operating items
UK                                                                            (694)       (567)        152
Rest of Europe                                                                   -          (3)        533
US                                                                              (8)        213          (7)
Rest of World                                                                  326        (297)         79
                                                                          ---------------------------------
                                                                              (376)       (654)        757
                                                                          =================================

Fair value accounting effects(a)
UK                                                                              17         (11)         38
Rest of Europe                                                                   -           -           -
US                                                                            (142)         19          (6)
Rest of World                                                                 (134)        119          (1)
                                                                          ---------------------------------
                                                                              (259)        127          31
                                                                          =================================
Exploration expense
UK                                                                              92          17          20
Rest of Europe                                                                   -           -           -
US                                                                              72          61          77
Rest of World                                                                  129         123          59
                                                                          ---------------------------------
                                                                               293         201         156
                                                                          =================================

Production (net of royalties)(b)
Liquids (mb/d) (net of royalties)(c)
UK                                                                             191         199         236
Rest of Europe                                                                  44          50          59
US                                                                             554         523         526
Rest of World                                                                1,664       1,697       1,625
                                                                          ---------------------------------
                                                                             2,453       2,469       2,446
                                                                          =================================
Natural gas (mmcf/d) (net of royalties)
UK                                                                             971         853         907
Rest of Europe                                                                  25          26          41
US                                                                           2,149       2,183       2,163
Rest of World                                                                5,319       5,275       5,391
                                                                          ---------------------------------
                                                                             8,464       8,337       8,502
                                                                          =================================
Total hydrocarbons (mboe/d)(d)
UK                                                                             358         346         393
Rest of Europe                                                                  48          55          66
US                                                                             925         900         899
Rest of World                                                                2,582       2,606       2,554
                                                                          ---------------------------------
                                                                             3,913       3,907       3,912
                                                                          =================================

Average realizations(e)
Total liquids ($/bbl)                                                        90.92       82.72       53.43
Natural gas ($/mcf)                                                           5.88        4.83        4.86
Total hydrocarbons ($/boe)                                                   62.27       56.03       41.06
                                                                          =================================



(a)These  effects  represent the favourable  (unfavourable)  impact  relative to
management's   measure  of  performance.   Further  information  on  fair  value
accounting effects is provided on pages 3 and 11.

(b)Includes BP's share of production of equity-accounted entities.

(c)Crude oil and natural gas liquids.

(d)Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e)Based  on  sales  of   consolidated   subsidiaries   only  -  this   excludes
equity-accounted entities.

(f)Because of rounding, some totals may not agree exactly with the sum of their component parts.



                             Refining and Marketing
                            ------------------------

                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                          =================================
$ million
Profit (loss) before interest and tax(a)                                     2,840          67       1,095
Inventory holding (gains) losses                                            (1,591)     (1,363)       (291)
                                                                          ---------------------------------
Replacement cost profit (loss) before interest and tax                       1,249      (1,296)        804
                                                                          =================================

By region:
UK                                                                             107         134         (42)
Rest of Europe                                                                 629         278         298
US                                                                             154      (1,805)        129
Rest of World                                                                  359          97         419
                                                                          ---------------------------------
                                                                             1,249      (1,296)        804
                                                                          =================================


(a)Includes profit after interest and tax of equity-accounted entities.

Refining and Marketing comprises Fuels Value Chains (FVC) and International Businesses. The FVCs include refineries, supply, logistics and marketing and trading activities. The International Businesses include lubricants, chemicals, LPG, aviation and marine fuels.

The replacement cost profit before interest and tax for the first quarter was $1,249 million compared with $804 million for the same period last year. The quarter's result included a net non-operating gain of $609 million, primarily in respect of the gain recognized on the contribution of the Toledo refinery into a joint venture with Husky Energy Inc., as part of the integrated North American oil sands deal completed on 31 March 2008. This compares with a net non-operating charge of $229 million for the same period last year. In the first quarter, fair value accounting effects had a favourable impact of $101 million. A year ago, the impact was $539 million unfavourable.

Compared with the first quarter of 2007, our result reflected the adverse impacts of a significantly lower US refining margin environment and higher turnaround activities, primarily at the Carson refinery.

In the FVCs, we saw weaker US integrated margins, particularly on the West Coast, which more than offset improved performance in other regions. The average refining Global Indicator Margin (GIM) and BP's actual refining margin for the first quarter were both significantly lower than those in the first quarter of 2007. Marketing margins were steady year on year, with slightly lower volumes versus a year ago.

Refining availability continued to improve for the sixth successive quarter, reaching 88.0% for the first quarter of 2008 compared with 81.6% in the first quarter of 2007. During the quarter, we completed the largest turnaround in the history of the Carson refinery, restored the Whiting refinery to its full clean fuel capability of 360mb/d in March and successfully restarted the sour crude distillation capacity at the Texas City refinery with most of its economic capability on track to be restored by mid-2008.

Refining throughput for the quarter was 2,166mb/d compared with 2,232mb/d for the same quarter last year. The lower throughput was mainly due to the turnaround activities at Carson.

Our International Businesses made a significant contribution to the segment result in both the first quarter and in the same period a year ago. We continued to make progress on reducing complexity and costs in the lubricants and aviation fuels businesses through portfolio simplification.

Operations at our new 900ktepa Zhuhai purified terephthalic acid (PTA) plant, which was successfully commissioned in early 2008, continued to improve with the production rate reaching over 90% in March.

On 17 March 2008, BP and Irving Oil entered into a memorandum of understanding to work together on the next phase of engineering, design, and feasibility for the proposed Eider Rock refinery in Saint John, New Brunswick, Canada. BP will contribute $40 million as its share of funding for this stage of the study and the two companies will also investigate the possibility of forming a joint venture to build the refinery should they decide to proceed.

Refining margins have improved to date in the second quarter but still remain significantly lower than the same quarter last year. The segment marketing businesses are likely to continue to experience pressure from the effects of higher product prices and a slowing of the OECD economies. We expect continued improvement in BP's refining availability as the units at Texas City come onstream progressively during the rest of the year.


                             Refining and Marketing
                             ----------------------
                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
$ million                                                                     2008        2007        2007
                                                                          =================================
Non-operating items
UK                                                                             (49)        (10)       (163)
Rest of Europe                                                                 (85)        (56)        (12)
US                                                                             774        (977)        (58)
Rest of World                                                                  (31)       (103)          4
                                                                          ---------------------------------
                                                                               609      (1,146)       (229)
                                                                          =================================
Fair value accounting effects(a)
UK                                                                              (4)          1        (181)
Rest of Europe                                                                  36           5        (165)
US                                                                              95         (32)       (165)
Rest of World                                                                  (26)        (36)        (28)
                                                                          ---------------------------------
                                                                               101         (62)       (539)
                                                                          =================================
Refinery throughputs (mb/d)
UK                                                                               -           -         148
Rest of Europe                                                                 775         689         640
US                                                                           1,076         996       1,152
Rest of World                                                                  315         313         292
                                                                          ---------------------------------
Total throughput                                                             2,166       1,998       2,232
                                                                          =================================
Refining availability (%)(b)                                                  88.0        84.0        81.6
                                                                          =================================
Oil sales volumes (mb/d)
Refined products
UK                                                                             321         328         335
Rest of Europe                                                               1,244       1,330       1,246
US                                                                           1,455       1,455       1,564
Rest of World                                                                  692         680         624
                                                                          ---------------------------------
Total marketing sales                                                        3,712       3,793       3,769
Trading/supply sales                                                         2,047       1,696       2,026
                                                                          ---------------------------------
Total refined product sales                                                  5,759       5,489       5,795
Crude oil                                                                    1,860       1,659       2,017
                                                                          ---------------------------------
Total oil sales                                                              7,619       7,148       7,812
                                                                          =================================
Global Indicator Refining Margin ($/bbl)(c)
NWE                                                                           4.79        4.84        4.16
USGC                                                                          6.21        6.82       10.14
Midwest                                                                       1.11        3.39        7.62
USWC                                                                          5.91        8.49       22.21
Singapore                                                                     4.76        5.80        4.84
BP Average                                                                    4.57        5.68        9.45
                                                                          =================================
Chemicals production (kte)
UK                                                                             261         228         256
Rest of Europe                                                                 708         660         748
US                                                                           1,036       1,088       1,076
Rest of World                                                                1,531       1,497       1,520
                                                                          ---------------------------------
Total production                                                             3,536       3,473       3,600
                                                                          =================================


(a)These  effects  represent the favourable  (unfavourable)  impact  relative to
management's   measure  of  performance.   Further  information  on  fair  value
accounting effects is provided on pages 3 and 11.

(b)Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available.

(c)The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.


                         Other businesses and corporate
                         ------------------------------
                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
$ million                                                                     2008        2007        2007
                                                                          =================================

Profit (loss) before interest and tax(a)                                      (193)       (443)        (97)
Inventory holding (gains) losses                                               (20)         16          (1)
                                                                          ---------------------------------
Replacement cost profit (loss) before interest and tax                        (213)       (427)        (98)
                                                                          =================================

By region:
UK                                                                            (119)        (87)        (26)
Rest of Europe                                                                   -           5          21
US                                                                            (152)       (336)       (133)
Rest of World                                                                   58          (9)         40
                                                                          ---------------------------------
                                                                              (213)       (427)        (98)
                                                                          =================================
Results include:
Non-operating items
UK                                                                              (6)        (28)          -
Rest of Europe                                                                 (13)         (2)         28
US                                                                             (49)        (57)          6
Rest of World                                                                  (13)          -            -
                                                                          ---------------------------------
                                                                               (81)        (87)         34
                                                                          =================================


(a)Includes profit after interest and tax of equity-accounted entities.


Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost profit before interest and tax for the first quarter was a loss of $213 million, compared with a loss of $98 million a year ago.

The net non-operating charge for the first quarter was $81 million, including a charge for restructuring costs and other provisions, partly offset by a net disposal gain. This compares with a net non-operating gain of $34 million a year ago.

Our estimates of 2008 charges for Other businesses and corporate, excluding non-operating items, remain in line with the $1,500 million (+/- $200 million) guidance provided in our 2008 strategy presentation.

At the start of the year, our Alternative Energy business broadened its scope to include BP's biofuels business, carbon capture and storage (CCS), clean coal and distributed energy, alongside the existing solar, wind, gas-fired power and hydrogen energy activities. In January, we announced our intention to pursue development options for a hydrogen power plant in Abu Dhabi with Abu Dhabi Future Energy Company (Masdar), through our Hydrogen Energy joint venture with Rio Tinto.

In addition, Alternative Energy and Dominion entered into a 50:50 joint venture to develop a wind farm in Indiana with a nameplate capacity of 300MW and we formed a 50:50 joint venture with NRG Energy, Inc. for the development and operation of a commercial wind farm, intended to be located in Texas and with a nameplate capacity of 150MW. Since the end of the quarter, we announced our intention to take a 50% stake in Tropical BioEnergia SA, a joint venture established by Brazilian companies Santelisa Vale and Maeda Group, which is constructing an ethanol refinery in Brazil and also plans to build a second refinery.

In 2008, Alternative Energy expects to achieve total solar cell sales of 170MW and to install total gross capacity for wind generation of 1GW. We plan to report changes to wind and solar capacity on a quarterly basis. Since the beginning of 2007, additional solar manufacturing capacity has been added at our Madrid plant and wind capacity has been added at Cedar Creek in Colorado, USA and Dhule in India.



                                                                             First      Fourth       First
                                                                           quarter     quarter     quarter
                                                                              2008        2007        2007
                                                                          =================================
Total capacity as at period-end (megawatts)
Wind(a)                                                                        373         373          32
Solar(b)                                                                       228         228         201
                                                                          =================================


(a)Wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including jointly controlled entities (gross).

(b)Solar  capacity is the  theoretical  cell  production  capacity  per annum of
in-house  manufacturing   facilities,   including  jointly  controlled  entities
(gross).

                  Information on fair value accounting effects
                  --------------------------------------------

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table on page 3. Information for all quarters of 2005 - 2007 can be found at www.bp.com/FVAE.


Cautionary statement: The foregoing discussion contains forward-looking statements particularly those regarding production, restoration of refinery economic capability, refining margins, likely continuing pressures on marketing businesses, improvements in refining availability, expected total solar cell sales and installed total gross capacity for wind generation. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2007 and our 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.



                             Group income statement
                            -----------------------

                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                          ================================
$ million
Sales and other operating revenues                                          87,745      79,852     61,307
Earnings from jointly controlled entities - after interest and tax             975         992        333
Earnings from associates - after interest and tax                              225         157        163
Interest and other revenues                                                    278         221        233
                                                                          --------------------------------
Total revenues (Note 4)                                                     89,223      81,222     62,036
Gains on sale of businesses and fixed assets                                   925         270        680
                                                                          --------------------------------
Total revenues and other income                                             90,148      81,492     62,716

Purchases                                                                   61,533      56,313     42,660
Production and manufacturing expenses                                        6,799       7,590      5,752
Production and similar taxes (Note 5)                                        1,609       1,518        747
Depreciation, depletion and amortization                                     2,782       3,020      2,519
Impairment and losses on sale of businesses and fixed assets                    40         872        223
Exploration expense                                                            293         201        156
Distribution and administration expenses                                     3,896       4,212      3,457
Fair value (gain) loss on embedded derivatives                                 690         459      (155)
                                                                          --------------------------------
Profit before interest and taxation                                         12,506       7,307      7,357
Finance costs (Note 6)                                                         406         408        331
Net finance income relating to pensions and
  other post-retirement benefits (Note 7)                                     (160)       (166)      (160)
                                                                          --------------------------------
Profit before taxation                                                      12,260       7,065      7,186
Taxation                                                                     4,509       2,561      2,440
                                                                          --------------------------------
Profit for the period                                                        7,751       4,504      4,746
                                                                          ================================
Attributable to:
BP shareholders                                                              7,619       4,399      4,664
Minority interest                                                              132         105         82
                                                                          --------------------------------
                                                                             7,751       4,504      4,746
                                                                          ================================
Earnings per share - cents
Profit for the period attributable to BP shareholders
Basic                                                                        40.36       23.15      24.06
Diluted                                                                      40.00       22.65      23.94




                              Group balance sheet
                              -------------------

                                                                                   31 March    31 December
                                                                                       2008           2007
                                                                                   ========================
$ million
Non-current assets
Property, plant and equipment                                                        99,512         97,989
Goodwill                                                                             11,012         11,006
Intangible assets                                                                     6,729          6,652
Investments in jointly controlled entities                                           22,719         18,113
Investments in associates                                                             4,749          4,579
Other investments                                                                     1,666          1,830
                                                                                   ------------------------
Fixed assets                                                                        146,387        140,169
Loans                                                                                 1,017            999
Other receivables                                                                       983            968
Derivative financial instruments                                                      5,606          3,741
Prepayments                                                                           1,208          1,083
Defined benefit pension plan surplus                                                  8,951          8,914
                                                                                   ------------------------
                                                                                    164,152        155,874
                                                                                   ------------------------
Current assets
Loans                                                                                   160            165
Inventories                                                                          26,855         26,554
Trade and other receivables                                                          43,698         38,020
Derivative financial instruments                                                      8,962          6,321
Prepayments                                                                           3,771          3,589
Current tax receivable                                                                  250            705
Cash and cash equivalents                                                             4,820          3,562
                                                                                   ------------------------
                                                                                     88,516         78,916
Assets classified as held for sale                                                        -          1,286
                                                                                   ------------------------
                                                                                     88,516         80,202
                                                                                   ------------------------
Total assets                                                                        252,668        236,076
                                                                                   ========================
Current liabilities
Trade and other payables                                                             47,546         43,152
Derivative financial instruments                                                      8,356          6,405
Accruals                                                                              6,466          6,640
Finance debt                                                                         13,820         15,394
Current tax payable                                                                   4,798          3,282
Provisions                                                                            1,957          2,195
                                                                                   ------------------------
                                                                                     82,943         77,068
Liabilities directly associated with the assets classified as held for sale               -            163
                                                                                   ------------------------
                                                                                     82,943         77,231
                                                                                   ------------------------
Non-current liabilities
Other payables                                                                        3,032          1,251
Derivative financial instruments                                                      7,104          5,002
Accruals                                                                                959            959
Finance debt                                                                         16,051         15,651
Deferred tax liabilities                                                             20,264         19,215
Provisions                                                                           13,055         12,900
Defined benefit pension plan and other
  post-retirement benefit plan deficits                                               9,556          9,215
                                                                                   ------------------------
                                                                                     70,021         64,193
                                                                                   ------------------------
Total liabilities                                                                   152,964        141,424
                                                                                   ------------------------
Net assets                                                                           99,704         94,652
                                                                                   ========================

Equity
BP shareholders' equity                                                              98,642         93,690
Minority interest                                                                     1,062            962
                                                                                   ------------------------
                                                                                     99,704         94,652
                                                                                   ========================




                Group statement of recognized income and expense
                -------------------------------------------------
                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                          ================================
$ million
Currency translation differences                                               778         304        174
Exchange gain on translation of foreign operations transferred to
  gain on sale of businesses and fixed assets                                   -            -        (19)
Actuarial gain relating to pensions and other post-retirement benefits          -        1,717          -
Available-for-sale investments marked to market                               (191)        225       (109)
Available-for-sale investments - recycled to the income statement               (5)          -          -
Cash flow hedges marked to market                                               74         (25)        28
Cash flow hedges - recycled to the income statement                             (2)         12        (60)
Cash flow hedges - recycled to the balance sheet                               (23)        (31)        (7)
Taxation                                                                      (118)       (181)       (77)
                                                                          --------------------------------
Net income (expense) recognized directly in equity                             513       2,021        (70)
Profit for the period                                                        7,751       4,504      4,746
                                                                          --------------------------------
Total recognized income and expense for the period                           8,264       6,525      4,676
                                                                          ================================
Attributable to:
  BP shareholders                                                            8,128       6,448      4,578
  Minority interest                                                            136          77         98
                                                                          --------------------------------
                                                                             8,264       6,525      4,676
                                                                          ================================


                        Movement in shareholders' equity
                        --------------------------------
                                                                                BP
                                                                     shareholders'    Minority      Total
                                                                            equity    interest     equity
                                                                    ======================================
$ million
At 31 December 2007                                                         93,690         962     94,652
                                                                    --------------------------------------

Currency translation differences (net of tax)                                  843           4        847
Available-for-sale investments (net of tax)                                   (168)          -       (168)
Cash flow hedges (net of tax)                                                   49           -         49
Tax on share-based payments                                                   (215)          -       (215)
Profit for the period                                                        7,619         132      7,751
                                                                    --------------------------------------
Total recognized income and expense for the period                           8,128         136      8,264
                                                                    --------------------------------------

Dividends                                                                   (2,554)        (36)    (2,590)
Net repurchase of ordinary share capital                                      (795)          -       (795)
Share-based payments                                                           173           -       173
                                                                    --------------------------------------

At 31 March 2008                                                            98,642       1,062     99,704
                                                                    ======================================


                           Group cash flow statement
                           -------------------------
                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                         =================================
$ million
Operating activities
Profit before taxation                                                      12,260       7,065      7,186
Adjustments to reconcile profit before taxation to net cash
  provided by operating activities
Exploration expenditure written off                                            184          86         55
Depreciation, depletion and amortization                                     2,782       3,020      2,519
Impairment and (gain) loss on sale of businesses and fixed assets             (885)        602       (457)
Earnings from jointly controlled entities and associates                    (1,200)     (1,149)      (496)
Dividends received from jointly controlled entities and associates           1,387         371        229
Working capital and other movements                                         (3,634)     (5,706)    (1,058)
                                                                         ---------------------------------
Net cash provided by operating activities                                   10,894       4,289      7,978
                                                                         ---------------------------------
Investing activities
Capital expenditure                                                         (4,435)     (5,515)    (3,645)
Acquisitions, net of cash acquired                                               -           -     (1,087)
Investment in jointly controlled entities                                     (366)       (285)        (9)
Investment in associates                                                        (4)        (41)       (44)
Proceeds from disposal of fixed assets                                         276         392        310
Proceeds from disposal of businesses, net of cash disposed                      -            5        608
Proceeds from loan repayments                                                  122          69         45
                                                                         ---------------------------------
Net cash (used in) provided by investing activities                         (4,407)     (5,375)    (3,822)
                                                                         ---------------------------------
Financing activities
Net repurchase of shares                                                      (889)     (1,352)    (2,402)
Proceeds from long-term financing                                            2,177       5,131      1,358
Repayments of long-term financing                                             (537)     (1,596)    (1,134)
Net increase (decrease) in short-term debt                                  (3,424)      2,125       (558)
Dividends paid -   BP shareholders                                          (2,554)     (2,056)    (2,001)
               -   Minority interest                                           (36)        (68)       (64)
                                                                         ---------------------------------
Net cash (used in) provided by financing activities                         (5,263)      2,184     (4,801)
                                                                         ---------------------------------
Currency translation differences relating to cash and
  cash equivalents                                                              34          54         11
                                                                         ---------------------------------
Increase (decrease) in cash and cash equivalents                             1,258       1,152       (634)
Cash and cash equivalents at beginning of period                             3,562       2,410      2,590
                                                                         ---------------------------------
Cash and cash equivalents at end of period                                   4,820       3,562      1,956
                                                                         =================================


                           Group cash flow statement
                           -------------------------
                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                         ================================
$ million
Working capital and other movements
Interest receivable                                                            (97)       (147)       (95)
Interest received                                                               99         160         85
Finance costs                                                                  406         408        331
Interest paid                                                                 (366)       (395)      (333)
Net finance income relating to pensions and other
  post-retirement benefits                                                    (160)       (166)      (160)
Share-based payments                                                            65         109         75
Net operating charge for pensions and other post-retirement benefits,
  less contributions and benefit payments for unfunded plans                   117        (225)       (87)
Net charge for provisions, less payments                                      (165)        (40)      (157)
(Increase) decrease in inventories                                             276      (5,121)      (648)
(Increase) decrease in other current and non-current assets                 (9,844)      1,736      3,139
Increase (decrease) in other current and non-current liabilities             7,995         676     (2,000)
Income taxes paid                                                           (1,960)     (2,701)    (1,208)
                                                                          --------------------------------
                                                                            (3,634)     (5,706)    (1,058)
                                                                          ================================


                      Capital expenditure and acquisitions
                      ------------------------------------
                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                          ================================
$ million
By business

Exploration and Production
UK                                                                             225         303        222
Rest of Europe                                                                 168         145         87
US                                                                           1,215       1,311      1,067
Rest of World(a)                                                             4,394       2,391      1,647
                                                                          --------------------------------
                                                                             6,002       4,150      3,023
                                                                          --------------------------------
Refining and Marketing
UK                                                                              53         151         70
Rest of Europe(b)                                                              216         683      1,210
US(a)                                                                        2,297         757        269
Rest of World                                                                  102         294         80
                                                                          --------------------------------
                                                                             2,668       1,885      1,629
                                                                          --------------------------------
Other businesses and corporate
UK                                                                              71         119         44
Rest of Europe                                                                  13          20          9
US                                                                             267         324         51
Rest of World                                                                   24         115          4
                                                                          --------------------------------
                                                                               375         578        108
                                                                          --------------------------------
                                                                             9,045       6,613      4,760
                                                                          ================================
By geographical area
UK                                                                             349         573        336
Rest of Europe(b)                                                              397         848      1,306
US(a)                                                                        3,779       2,392      1,387
Rest of World(a)                                                             4,520       2,800      1,731
                                                                          --------------------------------
                                                                             9,045       6,613      4,760
                                                                          ================================
Included above:
Acquisitions and asset exchanges(a) (b)                                      1,964           -      1,113
                                                                          ================================


(a)First quarter 2008 includes capital expenditure of $2,848 million in Exploration and Production and an asset exchange of $1,793 million in Refining and Marketing relating to the formation of an integrated North American oil sands business. For further information see Note 3.

(b)First quarter 2007 includes $1,108 million for the acquisition of Chevron's Netherlands manufacturing company.


                                 Exchange rates
                                 --------------
                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                          ================================
US dollar/sterling average rate for the period                                1.98        2.05       1.95
US dollar/sterling period-end rate                                            1.99        1.99       1.96
US dollar/euro average rate for the period                                    1.50        1.45       1.31
US dollar/euro period-end rate                                                1.58        1.47       1.33
                                                                          --------------------------------


                   Analysis of profit before interest and tax
                   ------------------------------------------
                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                          ================================
$ million
By business

Exploration and Production
UK                                                                             923         725      1,122
Rest of Europe                                                                 276         266        727
US                                                                           3,090       2,277      1,740
Rest of World                                                                5,765       4,682      2,728
                                                                          --------------------------------
                                                                            10,054       7,950      6,317
                                                                          --------------------------------
Refining and Marketing
UK                                                                              69         165        (96)
Rest of Europe                                                                 944         786        481
US                                                                           1,382      (1,215)       296
Rest of World                                                                  445         331        414
                                                                          --------------------------------
                                                                             2,840          67      1,095
                                                                          --------------------------------
Other businesses and corporate
UK                                                                            (119)        (87)       (26)
Rest of Europe                                                                   -           4         21
US                                                                            (132)       (351)      (132)
Rest of World                                                                   58          (9)        40
                                                                          --------------------------------
                                                                              (193)       (443)       (97)
                                                                          --------------------------------
                                                                            12,701       7,574      7,315
Consolidation adjustment                                                      (195)       (267)        42
                                                                          --------------------------------
Total for period                                                            12,506       7,307      7,357
                                                                          ================================

By geographical area
UK                                                                             873         804        998
Rest of Europe                                                               1,163         988      1,245
US                                                                           4,193         521      1,932
Rest of World                                                                6,277       4,994      3,182
                                                                          --------------------------------
Total for period                                                            12,506       7,307      7,357
                                                                          ================================


          Analysis of replacement cost profit before interest and tax
          -----------------------------------------------------------
                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                          ================================
$ million
By business

Exploration and Production
UK                                                                             923         725      1,122
Rest of Europe                                                                 276         266        727
US                                                                           3,085       2,240      1,731
Rest of World                                                                5,788       4,639      2,726
                                                                          --------------------------------
                                                                            10,072       7,870      6,306
                                                                          --------------------------------
Refining and Marketing
UK                                                                             107         134        (42)
Rest of Europe                                                                 629         278        298
US                                                                             154      (1,805)       129
Rest of World                                                                  359          97        419
                                                                          --------------------------------
                                                                             1,249      (1,296)       804
                                                                          --------------------------------
Other businesses and corporate
UK                                                                            (119)        (87)       (26)
Rest of Europe                                                                   -           5         21
US                                                                            (152)       (336)      (133)
Rest of World                                                                   58          (9)        40
                                                                          --------------------------------
                                                                              (213)       (427)       (98)
                                                                          --------------------------------
                                                                            11,108       6,147      7,012
Consolidation adjustment                                                      (195)       (267)        42
                                                                          --------------------------------
Total for period                                                            10,913       5,880      7,054
                                                                          ================================

By geographical area
UK                                                                             911         773      1,052
Rest of Europe                                                                 849         480      1,061
US                                                                           2,940         (91)     1,756
Rest of World                                                                6,213       4,718      3,185
                                                                          --------------------------------
Total for period                                                            10,913       5,880      7,054
                                                                          ================================


                        Analysis of non-operating items
                        -------------------------------
                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                          ================================
$ million
By business

Exploration and Production
Impairment and gain (loss) on sale of businesses and fixed assets               21         149        605
Environmental and other provisions                                               -           -          -
Restructuring, integration and rationalization costs                           (44)       (186)         -
Fair value gain (loss) on embedded derivatives                                (684)       (449)       152
Other                                                                          331        (168)         -
                                                                          --------------------------------
                                                                              (376)       (654)       757
                                                                          --------------------------------
Refining and Marketing
Impairment and gain (loss) on sale of businesses and fixed assets              814        (728)      (179)
Environmental and other provisions                                               -           -          -
Restructuring, integration and rationalization costs                          (205)       (118)         -
Fair value gain (loss) on embedded derivatives                                   -           -          -
Other                                                                            -        (300)       (50)
                                                                          --------------------------------
                                                                               609      (1,146)      (229)
                                                                          --------------------------------
Other businesses and corporate
Impairment and gain (loss) on sale of businesses and fixed assets               50         (23)        31
Environmental and other provisions                                               -           -          -
Restructuring, integration and rationalization costs                           (58)        (34)         -
Fair value gain (loss) on embedded derivatives                                  (6)        (10)         3
Other                                                                          (67)        (20)         -
                                                                          --------------------------------
                                                                               (81)        (87)        34
                                                                          --------------------------------

Total before taxation                                                          152      (1,887)       562
Taxation credit (charge)(a)                                                    (56)        715       (192)
                                                                          --------------------------------
Total after taxation for period                                                 96      (1,172)       370
                                                                          ================================


(a)Tax on non-operating items is calculated using the quarter's effective tax rate on replacement cost profit. Amounts for comparative periods have been amended to reflect a redefinition of the effective tax rate on replacement cost profit arising as a result of the exclusion of tax effects on inventory holding gains and losses as described on page 2.


                         Realizations and marker prices
                         ------------------------------
                                                                             First      Fourth      First
                                                                           quarter     quarter    quarter
                                                                              2008        2007       2007
                                                                          ================================

Average realizations(a)
Liquids ($/bbl)(b)
UK                                                                           94.86       88.05      55.42
US                                                                           87.57       78.28      51.62
Rest of World                                                                92.04       84.51      54.09
BP Average                                                                   90.92       82.72      53.43
                                                                          ================================
Natural gas ($/mcf)
UK                                                                            8.08        7.83       7.28
US                                                                            6.73        5.41       5.76
Rest of World                                                                 4.97        3.94       3.90
BP Average                                                                    5.88        4.83       4.86
                                                                          ================================
Average oil marker prices ($/bbl)
Brent                                                                        96.71       88.45      57.76
West Texas Intermediate                                                      97.86       90.47      58.05
Alaska North Slope US West Coast                                             96.53       88.65      55.78
Mars                                                                         90.89       81.38      53.22
Urals (NWE- cif)                                                             93.35       85.41      54.36
Russian domestic oil                                                         46.86       48.98      27.33
                                                                          ================================
Average natural gas marker prices
Henry Hub gas price ($/mmbtu)(c)                                              8.03        6.97       6.77
UK Gas - National Balancing Point (p/therm)                                  52.94       46.70      22.33
                                                                          ================================



(a)Based  on  sales  of   consolidated   subsidiaries   only  -  this   excludes
equity-accounted entities.

(b)Crude oil and natural gas liquids.

(c)Henry Hub First of Month Index.


                                      Notes
                                      -----

1.             Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2007 included in BP's Annual Report and Accounts 2007.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards
(IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2008, which do not differ significantly from those used in the Annual Report and Accounts 2007.

2.             Resegmentation and other changes to comparatives

(a)           Resegmentation

On 11 October 2007, we announced our intention to simplify the organizational structure of BP. From 1 January 2008, there are only two business segments - Exploration and Production and Refining and Marketing. A separate business, Alternative Energy, handles BP's low-carbon businesses and future growth options outside oil and gas. This includes solar, wind, gas-fired power, hydrogen, biofuels and coal conversion.

As a result, and with effect from 1 January 2008:

-    The Gas, Power and Renewables segment ceased to report separately.

- The natural gas liquids (NGLs), liquefied natural gas and gas and power marketing and trading businesses were transferred from the Gas, Power and Renewables segment to the Exploration and Production segment.

- The Alternative Energy business was transferred from the Gas, Power and Renewables segment to Other businesses and corporate.

- The Emerging Consumers Marketing Unit was transferred from Refining and Marketing to Alternative Energy.

- The Biofuels business was transferred from Refining and Marketing to Alternative Energy.

- The Shipping business was transferred from Refining and Marketing to Other businesses and corporate.

As a result of the transfers identified above, Other businesses and corporate has been redefined. It now consists of the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents) and corporate activities worldwide.

Financial information for 2003 to 2007 has been restated to reflect the resegmentation and is available in BP Financial and Operating Information 2003-2007 and to download from www.bp.com/investors. Quarterly data is provided for 2004-2007 and annual data for 2003.



                                     Notes
                                     -----

2.             Resegmentation and other changes to comparatives (continued)


                                                              Resegmented           As reported
                                                           Fourth       First     Fourth      First
                                                          quarter     quarter    quarter    quarter
                                                             2007        2007       2007       2007
                                                         ===========================================
$ million
Total revenues
Exploration and Production                                 10,709       9,142      5,696      4,427
Refining and Marketing                                     69,732      52,297     69,861     52,443
Gas, Power and Renewables                                       -           -      5,379      4,922
Other businesses and corporate                                781         597        286        244
                                                         -------------------------------------------
Total third party revenues                                 81,222      62,036     81,222     62,036
                                                         ===========================================

Profit before interest and tax
Exploration and Production                                  7,950       6,317      7,643      6,054
Refining and Marketing                                         67       1,095         26      1,129
Gas, Power and Renewables                                       -           -        304        206
Other businesses and corporate                               (443)        (97)      (389)      (115)
                                                         -------------------------------------------
                                                            7,574       7,315      7,584      7,274
Unrealized profit in inventory                               (267)         42       (277)        83
                                                         -------------------------------------------
Profit before interest and tax                              7,307       7,357      7,307      7,357
                                                         ===========================================




(b)           Revised income statement presentation

We have implemented a minor change in the presentation of the group income statement whereby the unwinding of the discount on provisions and on other payables is now included within finance costs. Previously, this was included within other finance income or expense. This line item has now been renamed net finance income or expense relating to pensions and other post-retirement benefits. This change does not affect profit before interest and taxation, profit before taxation or profit for the period. The financial information for comparative periods shows the revised presentation, as set out below.



                                                                                 Fourth       First
                                                                                quarter     quarter
                                                                                   2007        2007
                                                                                 ===================
As reported
$ million
Profit before interest and taxation                                               7,307       7,357
Finance costs                                                                       333         264
Other finance income                                                                (91)        (93)
                                                                                 -------------------
Profit before taxation                                                            7,065       7,186
                                                                                 ===================

As amended
$ million
Profit before interest and taxation                                               7,307       7,357
Finance costs                                                                       408         331
Net finance income relating to pensions and other post-retirement benefits         (166)       (160)
                                                                                 -------------------
Profit before taxation                                                            7,065       7,186
                                                                                 ===================



                                     Notes
                                     -----

2.             Resegmentation and other changes to comparatives (continued)

(c)           Revised definition of net debt

     Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. Amounts for comparative periods are presented on a consistent basis.



                                                                                 Fourth       First
                                                                                quarter     quarter
                                                                                   2007        2007
                                                                                 ===================
As reported
$ million
Net debt                                                                         27,483      21,772
Equity                                                                           94,652      85,749

                                                                                 -------------------
Ratio of net debt to net debt plus equity                                           23%         20%
                                                                                 ===================

As amended
$ million
Net debt                                                                         26,817      21,444
Equity                                                                           94,652      85,749

                                                                                 -------------------
Ratio of net debt to net debt plus equity                                           22%         20%
                                                                                 ===================


                                     Notes
                                     -----

3.             Significant transaction in the period

In December 2007, BP signed a memorandum of understanding with Husky Energy Inc. to form an integrated North American oil sands business. The transaction was completed on 31 March 2008, with BP contributing its Toledo refinery to a US jointly controlled entity to which Husky contributed $250 million cash and a payable of $2,483 million. In Canada, Husky contributed its Sunrise field to a second jointly controlled entity, with BP contributing $250 million in cash and a payable of $2,290 million. The Toledo refinery assets and associated liabilities were classified as a disposal group held for sale at 31 December 2007.

Both jointly controlled entities are owned 50:50 by BP and Husky and are accounted for using the equity method.

As a result of the transaction, the items detailed below are included in the financial statements for the first quarter of 2008.



                                                                                               First
                                                                                             quarter
                                                                                                2008
                                                                                            =========
$ million
Income statement
Gains on sale of businesses and fixed assets                                                     809
                                                                                            ---------
Profit before taxation                                                                           809
Taxation                                                                                         346
                                                                                            ---------
Profit for the period                                                                            463
                                                                                            =========

                                                                                            31 March
                                                                                                2008
                                                                                            =========
Balance sheet
Non-current assets - investments in jointly controlled entities                                4,641
Current liabilities - trade and other payables                                                   266
Non-current liabilities
  Other payables                                                                               2,024
  Deferred tax liabilities                                                                       654
                                                                                            ---------
                                                                                               2,678
                                                                                            ---------
Total liabilities                                                                              2,944
                                                                                            ---------
Net assets                                                                                     1,697
                                                                                            =========

                                                                                               First
                                                                                             quarter
                                                                                                2008
                                                                                            =========
Cash flow statement
Investment in jointly controlled entities                                                       (250)
                                                                                            =========

Capital expenditure and acquisitions
  Exploration and Production                                                                   2,848
  Refining and Marketing                                                                       1,793
                                                                                            ---------
                                                                                               4,641
                                                                                            =========
  Including acquisitions and asset exchanges:                                                  1,793
                                                                                            =========


In addition, agreements are in place between BP and the Toledo jointly controlled entity under which BP will supply feedstocks to the refinery and purchase refined products. BP will also purchase refinery feedstocks from the Sunrise jointly controlled entity once production commences, which is expected in 2012.


                                     Notes
                                     -----

4.             Total revenues


                                                                     First      Fourth      First
                                                                   quarter     quarter    quarter
                                                                      2008        2007       2007
                                                                 =================================
$ million
By business
Exploration and Production                                          24,065      21,258     16,347
Refining and Marketing                                              76,863      70,030     53,164
Other businesses and corporate                                       1,192       1,102        892
                                                                 ---------------------------------
                                                                   102,120      92,390     70,403
                                                                 ---------------------------------

Less:     sales between businesses
Exploration and Production                                          12,219      10,549      7,205
Refining and Marketing                                                 269         298        867
Other businesses and corporate                                         409         321        295
                                                                 ---------------------------------
                                                                    12,897      11,168      8,367
                                                                 ---------------------------------

Third party revenues
Exploration and Production                                          11,846      10,709      9,142
Refining and Marketing                                              76,594      69,732     52,297
Other businesses and corporate                                         783         781        597
                                                                 ---------------------------------
Total third party revenues                                          89,223      81,222     62,036
                                                                 =================================

By geographical area
UK                                                                  36,897      33,075     24,100
Rest of Europe                                                      23,657      22,938     16,656
US                                                                  31,731      28,800     23,150
Rest of World                                                       26,857      22,292     17,344
                                                                 ---------------------------------
                                                                   119,142     107,105     81,250
Less:     sales between areas                                       29,919      25,883     19,214
                                                                 ---------------------------------
                                                                    89,223      81,222     62,036
                                                                 =================================

5.             Production and similar taxes

                                                                     First      Fourth      First
                                                                   quarter     quarter    quarter
                                                                      2008        2007       2007
                                                                   ===============================
$ million
UK                                                                     157         164         67
Overseas                                                             1,452       1,354        680
                                                                   -------------------------------
                                                                     1,609       1,518        747
                                                                   ===============================


                                     Notes
                                     -----

6.             Finance costs

                                                                     First      Fourth      First
                                                                   quarter     quarter    quarter
                                                                      2008        2007       2007
                                                                    ==============================
$ million
Interest payable                                                       382         393        347
Capitalized                                                            (45)        (60)       (83)
                                                                    ------------------------------
                                                                       337         333        264
Unwinding of discount on provisions                                     69          75         67
                                                                    ------------------------------
                                                                       406         408        331
                                                                    ==============================

7. Net finance income relating to pensions and other post-retirement benefits

                                                                     First      Fourth      First
                                                                   quarter     quarter    quarter
                                                                      2008        2007       2007
                                                                   ===============================
$ million
Interest on pension and other post-retirement
  benefit plan liabilities                                             612         564        538
Expected return on pension and other
  post-retirement benefit plan assets                                 (772)       (730)      (698)
                                                                   -------------------------------
                                                                      (160)       (166)      (160)
                                                                   ===============================


                                     Notes
                                     -----

8.             Analysis of changes in net debt

                                                                     First      Fourth      First
                                                                   quarter     quarter    quarter
                                                                      2008        2007       2007
                                                                 =================================
$ million
Opening balance
Finance debt                                                        31,045      25,245     24,010
Less:    Cash and cash equivalents                                   3,562       2,410      2,590
Less:    FV asset (liability) of hedges related to finance debt        666         640        298
                                                                 ---------------------------------
Opening net debt                                                    26,817      22,195     21,122
                                                                 ---------------------------------

Closing balance
Finance debt                                                        29,871      31,045     23,728
Less:    Cash and cash equivalents                                   4,820       3,562      1,956
Less:    FV asset (liability) of hedges related to finance debt      1,234         666        328
                                                                 ---------------------------------
Closing net debt                                                    23,817      26,817     21,444
                                                                 ---------------------------------
Decrease (increase) in net debt                                      3,000      (4,622)      (322)
                                                                 =================================

Movement in cash and cash equivalents
  (excluding exchange adjustments)                                   1,224       1,098       (645)
Net cash outflow (inflow) from financing
  (excluding share capital)                                          1,784      (5,660)       334
Other movements                                                         (7)        (89)       (11)
                                                                 ---------------------------------
Movement in net debt before exchange effects                         3,001      (4,651)      (322)
Exchange adjustments                                                    (1)         29          -
                                                                 ---------------------------------
Decrease (increase) in net debt                                      3,000      (4,622)      (322)
                                                                 =================================

     Net debt has been redefined, for further information see Note 2. Amounts for comparative periods are presented on a consistent basis.



                                     Notes
                                     -----

9.             TNK-BP operational and financial information

                                                                     First      Fourth      First
                                                                   quarter     quarter    quarter
                                                                      2008        2007       2007
                                                                   ===============================
Production (Net of royalties) (BP share)
Crude oil (mb/d)                                                       818         829        832
Natural gas (mmcf/d)                                                   512         437        566
Total hydrocarbons (mboe/d)(a)                                         906         904        930
                                                                   ===============================
$ million
Income statement (BP share)
Profit before interest and tax                                       1,209       1,278        356
Finance costs                                                          (76)        (71)       (61)
Taxation                                                              (331)       (413)      (103)
Minority interest                                                      (58)        (42)       (30)
                                                                   -------------------------------
Net income                                                             744         752        162
                                                                   ===============================
Cash flow
Dividends received                                                   1,200           -          -
                                                                   ===============================





Balance sheet                                                            31 March     31 December
                                                                             2008            2007
                                                                          ========================
Investments in jointly controlled entities                                  8,361           8,817
                                                                          ========================



     (a)Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

10.          Second quarter results

             BP's second-quarter results will be announced on 29 July 2008.

11.          Statutory accounts

     The financial information shown in this publication, which was approved by the Board of Directors on 28 April 2008, is unaudited and does not constitute statutory financial statements. The 2007 BP Annual Report and Accounts have been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.


                                    Contacts
                                    -------


                                      London                                    United States
Press Office                          Roddy Kennedy                             Ronnie Chappell
                                      +44 (0)20 7496 4624                       +1 281 366 5174
Investor Relations                    Fergus MacLeod                            Rachael MacLean
                                      +44 (0)20 7496 4717                       +1 281 366 6766


http://www.bp.com/investors


                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  29 April, 2008                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary